March 22, 2007

Via EDGAR and Overnight Delivery

Donald C. Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	SenoRx, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed on March 9, 2007 (File No. 333-134466)

Dear Mr. Hunt:

On behalf of SenoRx, Inc. (“SenoRx” or the “Company”), we are responding to the Staff’s letter dated March 15, 2007 (the “Comment Letter”), relating to the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, the Registration Statement has been amended and SenoRx is filing pre-effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) with this response letter. Amendment No. 5 includes certain updated disclosure. For your convenience, we have repeated the Staff’s comment below in bold face type before our response.

Report of Independent Registered Public Accounting Firm, page F-2

Please have your auditor revise its report to include the name of the firm and required signature. Refer to Rule 2-02(a) of Regulation S-X and Item 302 of Regulation S-T.

In response to the Staff’s comment, the auditor has revised its report to include the name of the firm and the required signature.

We would very much appreciate the Staff’s prompt review of Amendment No. 5. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Saul